Exhibit (a)(5)(A)

EMPIRE STATE REALTY TRUST LAUNCHES SERIES 2019 PRIVATE PERPETUAL PREFERRED STOCK EXCHANGE OFFER

OPERATING PARTNERSHIP UNITHOLDERS OFFERED GREATER THAN 66% INCREASE IN DISTRIBUTIONS, IN TAX-DEFERRED SECURITY

New York, New York, September 4, 2019 – Empire State Realty Trust, Inc. (NYSE: ESRT) (the “Company”), a leading real estate investment trust with office and retail properties in Manhattan and the greater New York metropolitan area, today announced that it is commencing an exchange offer (the “Exchange Offer”) for up to 15,000,000 operating partnership (“OP”) units of Empire State Realty OP, L.P. (“ESRO”).

Upon completion of the Exchange Offer, all OP units tendered will be converted, one-for-one, into Series 2019 Private Perpetual Preferred Units of ESRO (the “Preferred Units”) which will pay $0.70 per unit per annum, an increase of more than 66% above the current $0.42.

The transaction is only available to current OP unitholders, is not being sold to the public, and will continue the tax-deferral status unitholders achieved in ESRT’s formation transactions. The Exchange Offer is conditioned on customary conditions more fully described in the Exchange Offer materials, which have been filed with the Securities and Exchange Commission (the “SEC”) and sent to OP unitholders.

Anthony E. Malkin, Empire State Realty Trust’s Chairman and CEO, said: “Management believes this transaction is consistent with our stated objectives to drive shareholder value and increase distributions. We believe this may present a compelling alternative for certain OP unitholders who would want to receive a materially higher current return though a tax-deferred exchange.”

The Exchange Offer will expire at midnight, New York City time, on October 11, 2019, unless extended or earlier terminated by the Company (the “Expiration Date”). Holders who tender their OP units may withdraw them at any time prior to the Expiration Date. In addition, after the Expiration Date, holders may withdraw any tendered OP units that the Company does not accept for exchange within 40 business days after the commencement of the Exchange Offer. Subject to applicable law, the Company may, in its sole and absolute discretion, amend, extend or waive conditions to, or terminate, the Exchange Offer.

The full details of the Exchange Offer, including instructions on how to exchange OP units, are included in the offer to exchange, the letters of transmittal and related materials. OP unitholders should read the offer to exchange and other related materials carefully, because they contain important information. OP unitholders may obtain free copies of the offer to exchange and other related materials from the SEC’s website at www.sec.gov. The Company has retained MacKenzie Partners, Inc. to serve as information agent in connection with the Exchange Offer. Requests for documents and questions regarding the Exchange Offer may be directed to MacKenzie Partners, Inc. at (888) 410-7850.

This is a purely optional exchange for OP unitholders. None of ESRT, its directors, officers or employees are making a recommendation to unitholders as to whether they should tender OP units in the Exchange Offer. Each holder of OP units must make such holder’s own investment decision based upon such holder’s own assessment of the value of the OP units, individual liquidity and investment objectives, and any other factors such holder deems relevant.

The Exchange Offer is being made pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933. The Exchange Offer is not being made in any jurisdiction, or to or from any person, which would make such offer or solicitation unlawful under applicable securities laws. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.

About Empire State Realty Trust

Empire State Realty Trust, Inc. (NYSE: ESRT), a leading real estate investment trust (REIT), owns, manages, operates, acquires and repositions office and retail properties in Manhattan and the greater New York metropolitan area, including the Empire State Building, the “World’s Most Famous Building.” Headquartered in New York, New York, the Company’s office and retail portfolio covers 10.1 million rentable square feet, as of June 30, 2019, consisting of 9.4 million rentable square feet in 14 office properties, including nine in Manhattan, three in Fairfield County, Connecticut, and two in Westchester County, New York; and approximately 700,000 rentable square feet in the retail portfolio.

Forward-Looking Statements

This press release includes “forward looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates,” “contemplates,” “aims,” “continues,” “would” or “anticipates” or the negative of these words and phrases or similar words or phrases. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: changes in our industry, the real estate markets, either nationally or in Manhattan or the greater New York metropolitan area; resolution of legal proceedings involving the company; reduced demand for office or retail space; general volatility of the capital and credit markets and the market price of our Class A common stock and our publicly-traded operating partnership units; changes in our business strategy; changes in technology and market competition which affect utilization of our broadcast or other facilities; changes in domestic or international tourism, including geopolitical events and currency exchange rates; defaults on, early terminations of, or non-renewal of, leases by tenants; fluctuations in interest rates; declining real estate valuations and impairment charges; termination or expiration of our ground leases; our failure to obtain or maintain necessary outside financing, including our unsecured revolving credit facility and term loan facility; our leverage; decreased rental rates or increased vacancy rates; our failure to redevelop and reposition properties, or to execute any newly planned capital project, successfully or on the anticipated timeline or at the anticipated costs; difficulties in identifying properties to acquire and completing acquisitions; risks of real estate development and capital projects, including the cost of construction delays and cost overruns; impact of changes in governmental regulations, tax laws and rates and similar matters; and our failure to qualify as a real estate investment trust, or REIT. For a further discussion of these and other factors that could impact the Company’s future results, performance or transactions, see the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, and other risks described in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission.

While forward-looking statements reflect the Company’s good faith beliefs, they are not guarantees of future performance. The Company disclaims any obligation to update or revise publicly any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events, or other changes after the date of this press release, except as required by applicable law. Prospective investors should not place undue reliance on any forward-looking statements, which are based only on information currently available to the Company (or to third parties making the forward-looking statements).

Contact:

MacKenzie Partners, Inc.

(888) 410-7850

exchangeoffer@mackenziepartners.com

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